Endeavour Silver Corp.

Condensed Consolidated Interim Financial Statements

Unaudited

Three Months Ended March 31, 2025 and 2024

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 1

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2025	2024

ASSETS

Current assets
Cash and cash equivalents		$64,697	$106,434
Other investments		1,213	1,070
Accounts and other receivables	4	10,450	10,285
Inventories	5	39,055	36,010
Prepaids and other current assets		5,211	3,848
Total current assets		120,626	157,647

Non-current income tax receivable		3,564	3,572
Non-current IVA receivable	4	37,643	31,301
Non-current loan receivable		1,179	1,156
Other non-current assets	6	13,838	19,368
Mineral properties, plant and equipment	6	551,138	506,205
Total assets		$727,988	$719,249

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable, accrued liabilities and other current liabilities		$59,552	$53,943
Income taxes payable		10,720	9,457
Loans payable	7	10,139	5,234
Derivative liabilities		25,416	10,232
Total current liabilities		105,827	78,866

Non-current loans payable	7	112,301	115,002
Provisions for reclamation and rehabilitation		12,135	11,635
Deferred income tax liability		10,101	10,315
Non-current derivative liabilities		33,298	16,627
Other non-current liabilities		2,280	2,367
Total liabilities		275,942	234,812

Shareholders' equity
Common shares		850,986	850,986
Contributed surplus		6,122	5,606
Retained deficit		(405,062)	(372,155)
Total shareholders' equity		452,046	484,437
Total liabilities and shareholders' equity		$727,988	$719,249

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENDSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2025	2024

Revenue	9	$63,498	$63,725

Cost of sales:
Direct production costs		35,173	36,705
Royalties		6,243	6,408
Share-based payments	8	34	79
Depreciation		9,206	8,877
		50,656	52,069

Mine operating earnings		12,842	11,656

Expenses:
Exploration, evaluation and development	10	4,538	4,270
General and administrative	11	4,274	4,044
		8,812	8,314

Operating earnings		4,030	3,342

Finance costs		417	314

Other income (expense):
Foreign exchange gain (loss)		(975)	1,179
Loss on derivative liabilities		(31,931)	-
Investment and other		1,451	33
		(31,455)	1,212

Earnings (loss) before income taxes		(27,842)	4,240

Income tax expense:
Current income tax expense		5,279	5,667
Deferred income tax recovery		(214)	(233)
		5,065	5,434

Net loss and comprehensive loss		$(32,907)	$(1,194)

Basic loss per share		$(0.13)	$(0.01)
Diluted loss per share	8	$(0.13)	$(0.01)

Basic weighted average number of shares outstanding		262,323,863	227,503,581
Diluted weighted average number of shares outstanding	8	262,323,863	227,503,581

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

(expressed in thousands of US dollars, except for shares and per share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2023		217,245,492	$722,695	$4,556	$(340,910)	$386,341

Public equity offerings, net of issuance costs		23,091,986	38,910	-	-	38,910
Share-based compensation		-	-	1,170	-	1,170
Loss for the period		-	-	-	(1,194)	(1,194)
Balance at March 31, 2024		240,337,478	$761,605	$5,726	$(342,104)	$425,227

Public equity offerings, net of issuance costs		20,273,985	83,463	-	-	83,463
Exercise of options		1,712,400	5,918	(1,961)	-	3,957
Canceled options and performance share units		-	-	(231)	231	-
Share-based compensation		-	-	2,072	-	2,072
Loss for the period		-	-	-	(30,282)	(30,282)
Balance at December 31, 2024		262,323,863	$850,986	$5,606	$(372,155)	$484,437

Share-based compensation		-	-	516	-	516
Loss for the period		-	-	-	(32,907)	(32,907)
Balance at March 31, 2025		262,323,863	$850,986	$6,122	($405,062)	$452,046

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

(expressed in thousands of US dollars)

		Periods ended
		March 31,	March 31,
	Notes	2025	2024

Operating activities
Net loss for the period		$(32,907)	$(1,194)

Items not affecting cash:
Share-based compensation	8 (b)(c)	516	1,170
Depreciation	6	9,561	9,135
Deferred income tax expense (recovery)		(214)	(131)
Unrealized foreign exchange loss		275	136
Finance costs		417	314
Interest income		(990)	-
Accretion of loans receivable	4	(22)	(75)
Unrealized loss on derivative liabilities		31,855	-
(Gain) loss on other investments		(143)	879
Net changes in non-cash working capital	12	(4,985)	(5,651)
Cash from operating activities		3,363	4,583

Investing activities
Payment for mineral properties, plant and equipment	6	(41,585)	(44,869)
Proceeds from disposal of other investments		-	2,643
Proceeds from loan receivable	4	-	450
Interest received		990	-
Cash used in investing activities		(40,595)	(41,776)

Financing activities
Repayment of loans payable	7	(1,209)	(1,188)
Repayment of lease liabilities		(115)	(97)
Interest paid	7	(3,162)	(135)
Net proceeds from public equity offerings		-	38,910
Payment of deferred financing fees		-	(696)
Cash from (used in) financing activities		(4,486)	36,794

Effect of exchange rate change on cash and cash equivalents		(19)	(11)

Decrease in cash and cash equivalents		(41,737)	(410)
Cash and cash equivalents, beginning of the period		106,434	32,286
Cash and cash equivalents, end of the period		$64,697	$34,876

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and United States, and on May 1, 2025, has acquired Compañia Minera Kolpa S.A. ("Minera Kolpa") in Peru (Note 16). The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2024.

The Board of Directors approved these condensed consolidated interim financial statements for issue on May 12, 2025.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The material accounting policies have been applied consistently to all periods presented and by all subsidiaries in the group. The material accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2024. The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2024.

4. ACCOUNTS AND OTHER RECEIVABLES

	March 31,	December 31,
	2025	2024

Trade receivables	$3,338	$3,209
IVA and GST receivable	5,368	5,220
Other receivables	344	456
Current portion of loan receivable	1,400	1,400
	$10,450	$10,285

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 15).

As at March 31, 2025, the total Mexican subsidiaries value added tax, Impuesto al Valor Agregado ("IVA"), receivable of $42,775 (December 31, 2024 - $36,420) has been allocated between the current portion of $5,132, which is included in accounts and other receivables, and the non-current portion of $37,643 (December 31, 2024 - $5,119 and $31,301, respectively). The non-current portion includes $36,444 for Terronera and $1,199 for Pitarrilla - these claims are eligible for submission upon generation of revenue (December 31, 2024 - $29,353 and $1,948, respectively).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

5. INVENTORIES

	March 31,	December 31,
	2025	2024

Warehouse inventory	$21,070	$19,694
Stockpile inventory	8,300	7,349
Finished goods inventory	8,093	7,213
Work in process inventory	1,592	1,754
	$39,055	$36,010

6. MINERAL PROPERTIES, PLANT AND EQUIPMENT AND OTHER NON-CURRENT ASSETS

	Exploration & evaluation assets	Mineral properties	Plant	Machinery & equipment	Building	Transport & office equipment	Total
Cost

Balance at December 31, 2023	$80,231	$575,916	$133,614	$117,977	$25,550	$15,036	$948,324

Additions	3,712	118,381	60,266	32,035	10,177	1,655	226,226
Impairment of exploration properties	(181)	-	-	-	-	-	(181)
Disposals	-	-	(42)	(299)	-	(129)	(470)
Balance at December 31, 2024	$83,762	$694,297	$193,838	$149,713	$35,727	$16,562	$1,173,899

Additions	795	34,555	10,356	9,844	366	605	56,521
Balance at March 31, 2025	$84,557	$728,852	$204,194	$159,557	$36,093	$17,167	$1,230,420

Accumulated depreciation

Balance at December 31, 2023	$-	$466,704	$85,632	$61,484	$9,746	$10,101	$633,667

Depreciation	-	22,582	1,797	8,137	428	1,461	34,405
Disposals	-	-	(42)	(295)	-	(41)	(378)
Balance at December 31, 2024	$-	$489,286	$87,387	$69,326	$10,174	$11,521	$667,694

Depreciation		7,741	577	2,580	315	375	11,588
Balance at March 31, 2025	$-	$497,027	$87,964	$71,906	$10,489	$11,896	$679,282

Net book value
At December 31, 2024	$83,762	$205,011	$106,451	$80,387	$25,553	$5,041	$506,205
At March 31, 2025	$84,557	$231,825	$116,230	$87,651	$25,604	$5,271	$551,138

Included in mineral properties is $182,532 for acquisition and development costs of development properties (December 31, 2024 - $157,146). During the period ended March 31, 2025 the Company capitalized borrowing costs related to the Terronera Debt Facility in the amount of $3,303 using a capitalization rate of 11.5%.

Other non-current assets include $12,846 (December 31, 2024 - $18,299) of deposits related to items of property, plant and equipment at Terronera.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

7. LOANS PAYABLE

	Debt Facility	Equipment Financing	Total
Currency	USD	USD
Year of maturity	2031	2026
Balance at December 31, 2023	$-	$8,519	$8,519

Loans drawdowns	120,000	3,470	123,470
Applied deferred financing fees	(8,770)	-	(8,770)
Finance cost	7,200	441	7,641
Repayments of principal	-	(4,081)	(4,081)
Payments of interest	(3,665)	(438)	(4,103)
Balance at December 31, 2024	$114,765	$7,911	$122,676

Loans drawdowns	-	2,843	2,843
Finance cost	3,303	187	3,490
Repayments of principal	-	(1,209)	(1,209)
Payments of interest	(2,975)	(187)	(3,162)
Balance at March 31, 2025	$115,093	$9,545	$124,638

Less: Current portion of loans payable	5,500	4,639	10,139
Less: Accrued interest	2,198	-	2,198
Balance: Non-current loans payable	$107,395	$4,906	$112,301

Debt Facility

The Debt Facility is secured through corporate guarantees from the Company, certain of the Company's subsidiaries and a first ranking security interest over the Terronera project. The Debt Facility is subject to certain customary covenants and, as at March 31, 2025, the Company was in compliance with these covenants.

Equipment Financing

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at March 31, 2025, the Company is in compliance with these covenants. As at March 31, 2025, the net book value of equipment includes $18,425 (December 31, 2024 - $15,661) of equipment pledged as security for the equipment financing.

8. SHARE CAPITAL

Diluted Earnings per Share	Periods ended
	March 31,	March 31,
	2025	2024

Net loss	$(32,907)	$(1,194)
Basic weighted average number of shares outstanding	262,323,863	227,503,581
Effect of dilutive securities:
Stock options	-	-
Equity settled deferred share units	-	-
Performance share units	-	-
Diluted weighted average number of share outstanding	262,323,863	227,503,581

Diluted loss per share	$(0.13)	$(0.01)

As of March 31, 2025, there are 925,291 anti-dilutive stock options (March 31, 2024 - 4,895,734).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

9. REVENUE

	Periods ended
	March 31,	March 31,
	2025	2024

Silver sales	$39,151	$41,222
Gold sales	24,783	22,996
Less: smelting and refining costs	(436)	(493)
Revenue	$63,498	$63,725

Changes in fair value from provisional pricing are included in silver and gold sales. During the period revenue by product was:

	Periods ended
	March 31,	March 31,
	2025	2024

Concentrate sales	$16,966	$15,355
Provisional pricing adjustments	117	(711)
Total revenue from concentrate sales	17,083	14,644
Refined metal sales	46,415	49,081
Total revenue	$63,498	$63,725

Provisional pricing adjustments on sales of concentrate are final pricing adjustments made upon finalization of the sales contract. The Company's sales contracts are initially priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

10. EXPLORATION, EVALUATION AND DEVELOPMENT

	Periods ended
	March 31, 2025	March 31, 2024

Depreciation	$250	$159
Share-based compensation	69	151
Exploration salaries, wages and benefits	836	660
Direct exploration expenditures	2,073	1,630
Evaluation and development salaries, wages and benefits	733	754
Direct evaluation and development expenditures	577	916
	$4,538	$4,270

11. GENERAL AND ADMINISTRATIVE

	Periods ended
	March 31,	March 31,
	2025	2024

Depreciation	$105	$99
Share-based compensation	413	940
Salaries, wages and benefits	1,019	1,182
Directors' DSU expense (recovery)	638	465
Direct general and administrative	2,099	1,358
	$4,274	$4,044

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Periods ended
	March 31,	March 31,
	2025	2024

Net changes in non-cash working capital:
Accounts and other receivables	$(6,265)	$(9,374)
Income tax receivable	(126)	296
Inventories	(2,233)	5,407
Prepaids	(1,229)	754
Accounts payable and accrued liabilities	3,605	(2,863)
Income taxes payable	1,263	129
	$(4,985)	$(5,651)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$-	$(102)
Fair value of capital assets acquired under finance leases	$-	$-

Other cash disbursements:
Income taxes paid	$2,412	$2,534
Special mining duty paid	$3,913	$2,574

13. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance. The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA. Exploration projects that are in the local district surrounding a mine are included in the mine's segments.

For three months ended March 31		Revenue	Cost of sales excluding depreciation	Depreciation	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2025	46,851	31,530	6,569	8,752	5,461
	2024	49,082	33,280	5,815	9,987	4,283
Bolañitos	2025	16,647	9,920	2,637	4,090	2,345
	2024	14,643	9,912	3,062	1,669	1,327
Terronera	2025	-	-	-	-	(33,646)
	2024	-	-	-	-	(1,670)
Exploration	2025	-	-	-	-	(3,228)
	2024	-	-	-	-	(2,600)
Corporate	2025	-	-	-	-	(3,839)
	2024	-	-	-	-	(2,534)
Consolidated	2025	63,498	41,450	9,206	12,842	(32,907)
	2024	63,725	43,192	8,877	11,656	(1,194)

The Exploration segment included $308 of costs incurred in Chile for the three months ended March 31, 2025 (March 31, 2024 - $428) and $14 of costs incurred in USA (March 31, 2024 - $5).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

		Total Assets	Total Liabilities	Additions to fixed assets

Guanaceví	March 31, 2025	$114,672	$42,242	$3,445
	December 31, 2024	114,745	43,896	22,876
Bolañitos	March 31, 2025	47,858	13,548	1,925
	December 31, 2024	53,176	7,886	7,893
Terronera	March 31, 2025	429,762	209,321	50,174
	December 31, 2024	373,531	173,376	189,912
Exploration	March 31, 2025	87,363	1,124	968
	December 31, 2024	86,579	1,326	1,571
Corporate	March 31, 2025	48,333	9,707	9
	December 31, 2024	91,218	8,328	3
Consolidated	March 31, 2025	$727,988	$275,942	$56,521
	December 31, 2024	719,249	234,812	222,255

14. COMMITMENTS & CONTINGENCIES

Commitments

As of March 31, 2025, the Company had 6,918 committed for capital equipment purchases.

Contingencies

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain however, the Company is confident of its position on the various matters under review.

15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

In connection with the Debt Facility (Note 7), on March 28, 2024, the Company entered into gold forward swap contracts to hedge against the fluctuation in gold prices. Company had forward swap contracts settlements that have been amended during the three months ended March 31, 2025 and will settle with updated settlements from June 2025 to October 2027 and a revised forward price for those settlements of $2,329 per ounce of gold.

The Company also hedged a portion of the estimated remaining capital and operating expenditures incurred in Mexican Pesos. For the three months ended March 31, 2025, the Company settled $3,600 Mexican Peso forward purchase contracts and on settlement recorded a loss of $75. As of March 31, 2025, a further $45,000 contracts remain outstanding to be settled over the period from April 2025 to December 2026. The remaining contracts have a weighted average base price of 20.95 pesos per US dollar.

As at March 31, 2025, the Company has revalued the forward contracts to their respective fair values and as a result recorded a loss of $33,731 on the gold swap contracts and a gain of $1,876 on the Mexican Peso contracts in the condensed consolidated interim statement of earnings and loss for the period. As of March 31, 2025, the Company carries the combined derivative liability of $58,714 in the statement of financial position, comprised of $25,416 current liability (December 31, 2024 - $10,232) and $33,298 non-current liability (December 31, 2024 - $16,627).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

(a) Financial assets and liabilities

As at March 31, 2025, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$64,697	$64,697	$64,697
Other investments	1,213	-	1,213	1,213
Trade and other receivables	3,338	344	3,682	3,682
Loans receivable	-	2,579	2,579	2,579
Total financial assets	$4,551	$67,620	$72,171	$72,171

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$4,478	$55,074	$59,552	$59,552
Derivative liabilities	58,714	-	58,714	58,714
Loans payable	-	122,440	122,440	122,440
Total financial liabilities	$63,192	$177,514	$240,706	$240,706

As at December 31, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$106,434	$106,434	$106,434
Other investments	1,070	-	1,070	1,070
Trade and other receivables	3,310	355	3,665	3,665
Loans receivable	-	2,556	2,556	2,556
Total financial assets	$4,380	$109,345	$113,725	$113,725

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$3,853	$50,090	$53,943	$53,943
Derivative liabilities	26,859	-	26,859	26,859
Loans payable	-	120,236	120,236	120,236
Total financial liabilities	$30,712	$170,326	$201,038	$201,038

(b) Fair value hierarchy

Assets and liabilities as at March 31, 2025 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Financial assets:
Other investments	$1,153	$-	$60	$1,213
Trade receivables	-	3,338	-	3,338
Total financial assets	$1,153	$3,338	$60	$4,551
				-
Financial liabilities:
Cash settled deferred share units	$4,467	$-	$-	$4,467
Share appreciation rights	-	11	-	11
Derivative liability	-	58,714	-	58,714
Total financial liabilities	$4,467	$58,725	$-	$63,192

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at December 31, 2024 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Financial assets:
Other investments	$1,050	$-	$20	$1,070
Trade receivables	-	3,310	-	3,310
Total financial assets	$1,050	$3,310	$20	$4,380

Financial liabilities:
Cash settled deferred share units	$3,829	$-	$-	$3,829
Share appreciation rights	-	24	-	24
Derivative liability	-	26,859	-	26,859
Total financial liabilities	$3,829	$26,883	$-	$30,712

16. SUBSEQUENT EVENTS

(a) Acquisition of Minera Kolpa

On April 1, 2025, the Company announced it had entered into a definitive agreement to acquire all outstanding shares of Minera Kolpa, a privately held silver-focused polymetallic mining company located in Huancavelica, Peru. Acquisition closed on May 1, 2025. The total consideration is approximately $145,000, comprising of $80,000 in cash, $65,000 in Endeavour common shares, and up to $10,000 in contingent payments based on mineral resource expansion targets.

As part of the transaction, Endeavour will also assume approximately $20,000 in net debt.

Concurrently with the acquisition, Endeavour entered into a $35,000 copper stream agreement with Versamet Royalties Corporation that was used to fund the portion of the cash consideration of the Minera Kolpa acquisition. This agreement includes security over the acquired entity and provides Versamet the right of first refusal on future streaming arrangements. Under the terms of the stream:

  Versamet will receive refined copper via LME Warrants, initially representing 95.8% of the copper produced.
  Once 6,000 tonnes are delivered, the stream reduces to 71.85%, and after 10,500 tonnes, to 47.9%.
  Versamet will pay 10% of the spot price per tonne, with the remaining 90% reducing the prepaid deposit.

On April 8, 2025, the Company closed a $45,000 bought deal equity financing, consisting of the issuance of 11,600,000 common shares at a price of US$3.88 per share.  On April 16, 2025 the underwriters exercised their over-allotment option with additional issuance of 1,285,000 Common Shares at a price of $3.88 per share. The net proceeds were used to fund a portion of the cash consideration for the Minera Kolpa acquisition.

(b) Grants of equity instruments

On April 2, 2025, the Company granted, 733,530 stock options with an exercise price of CAN$5.39. 119,475 DSUs issued to the directors of the Company, 299,900 PSUs which subject to performance criteria vest on April 2, 2028 and 269,490 restricted share units.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street Vancouver, BC, Canada V7Y 1G5 Telephone: (604) 685-9775 1-877-685-9775 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Ricardo Campoy Daniel Dickson Amy Jacobsen Angela Johnson Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS	Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Elizabeth Senez - Chief Financial Officer
Greg Baylock - Vice President, Operations
Luis Castro - Senior Vice President, Exploration
Dale Mah - Vice President, Corporate Development
Alejandra Hincapie - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, Canada V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, Canada V7Y 1K3

SOLICITORS	Blake, Cassels & Graydon LLP Suite #3500, 1133 Melville Street Vancouver, BC, Canada V6E 4E5

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14